Exhibit 99.10
NICE’s Virtual Assistant, NEVA, Boosts CX for Major Japanese Insurance Agency’s
Emergency Helpdesk

With NEVA, Japan’s Aioi Nissay Dowa Insurance Co. Ltd saw substantial AHT reductions as agents were equipped to deliver better service with greater efficiency and accuracy

Hoboken, N.J., May 25, 2022 – NICE (Nasdaq: NICE) today announced that Aioi Nissay Dowa Insurance Co. Ltd. of Japan has significantly increased its operational efficiency, cut costs and reduced average handle times at its emergency call center after implementing NICE Advanced Process Automation (APA) solutions. NEVA, NICE’s virtual attendant, is providing automated, real-time guidance to 1,000 frontline agents, while advanced unattended robotic automations are streamlining dozens of routine digital processes.

Aioi Nissay Dowa Insurance Co. Ltd. is part of MS&AD Insurance Group Holdings, one of the largest corporations of its kind in Japan. The company, which provides non-life insurance products and support for customers across the globe, operates the Anshin24 contact center as an emergency helpdesk for car accidents and other urgent events. As most of the tasks that need to be accomplished during these interactions are complex, Aioi Nissay Dowa Insurance sought an automation solution to reduce the dependence on time-consuming and error-prone manual activities performed by agents.

“When NICE presented its APA solutions to us, we immediately knew that they would provide us the value we were looking for,” said Mr. Yasuto Ryujin, Group leader Business Reform Group, Claims Administration Dept. at Aioi Nissay Dowa Insurance Co. Ltd. “NEVA’s capabilities enable us to deliver better service directly to our customers with greater efficiency, speed and accuracy. Thanks to NEVA and NICE unattended robotic automation technology, we are reducing both reputational risk and costs, and the time and money we save is making it possible to reinvest in other areas of our business.”

Powered by a data-driven intelligent decisioning engine, NICE’s APA solutions help identify the processes that are the best candidates for automation and guidance. This enables organizations to optimize guidance processes and automation flows, measure automated processes and identify areas for improvement.

“We are very pleased to be working with Aioi Nissay Dowa Insurance as they bring sophisticated human-robot collaboration into their workforce for simplicity, flexibility and efficiency,” said Darren Rushworth, International President, NICE. “Many organizations today are finding that releasing employees from repetitive processes can lead to significant benefits, like those Aioi Nissay Dowa Insurance has experienced, such as reduced handle times and costs, improved SLAs and happier customers and employees.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.